UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S 10 2
(CUSIP Number)

Peter C. Georgiopoulos
Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
(212) 763-5637

with a copy to

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
________
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0017S 10 2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,205,250

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,205,250

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,205,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y0017S 10 2

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 42 Hatzikyriakou Avenue Piraeus, Athens J3 185 38, Greece.

Item 2.	Identity and Background.

(a)	Peter C. Georgiopoulos (the “Reporting Person”).

(b)	The business address of the Reporting Person is Aegean Marine Petroleum Network Inc., 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Board and a director of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

No cash or other consideration was paid in connection with the distribution of Shares of Common Stock described in Item 4 below.

Item 4.	Purpose of Transaction.

The Reporting Person was a member of AMPNInvest LLC (“AMPNInvest”), a Marshall Islands limited liability formed, among others, for the purpose of acquisition, ownership and ultimate disposition of securities of the Issuer.  Effective as of August 13, 2007, AMPNInvest was dissolved and the Reporting Person received 4,205,250 shares of Common Stock of the Issuer on August 21, 2007.
The Reporting Person serves as Chairman of the Board and a director of the Issuer.  As a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,205,250 shares of Common Stock, which represents approximately 9.9% of 42,471,826 shares of Common Stock outstanding as of June 30, 2007, as reported in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on August 20, 2007.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 4,205,250 shares.

(c)	The Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Issuer’s initial public offering, the Reporting Person entered into a lock-up agreement (the “Lock-up Agreement”) with Bear, Stearns & Co. Inc. (“Bear Stearns”) pursuant to which the Reporting Person is restricted from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of the Issuer’s equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for the Issuer’s equity securities and from engaging in certain other transactions relating to such securities until December 8, 2009 without the prior written consent of Bear Stearns, subject to certain exceptions for permitted transfers, such as those in connection with certain tender offers, mergers or consolidations and changes of control.

On December 13, 2006, AMPNInvest entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Reporting Person, as a transferee of AMPNInvest, has the right to make up to three demands that the Issuer registers 4,205,250 shares of Common Stock.  In addition, the Reporting Person will have the ability to exercise certain piggyback registration rights.  The Issuer will bear the expenses relating to such registrations.

Except for the Lock-up Agreement, the Registration Rights Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

1.
Form of Additional Lock-up Agreement between the Reporting Person and Bear, Stearns & Co. Inc., attached as Annex II(b) to the Form of Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333-129768)).

2.
Form of Registration Rights Agreement by and among Aegean Marine Petroleum Network Inc., Leveret International Inc. and AMPNInvest LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333-129768)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2007
(Date)

/s/ Peter C. Georgiopoulos
(Signature)

PETER C. GEORGIOPOULOS
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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